Exhibit 3.3

Certificate of Amendment	Certificat de modification

Canada Business Corporations Act	Loi canadienne sur les sociétés par actions

Restaurant Brands International Inc.

Corporate name / Dénomination sociale

906066-9

Corporation number / Numéro de société

I HEREBY CERTIFY that the articles of the above-named corporation are amended under section 178 of the Canada Business Corporations Act as set out in the attached articles of amendment.

JE CERTIFIE que les statuts de la société susmentionnée sont modifiés aux termes de l’article 178 de la Loi canadienne sur les sociétés par actions, tel qu’il est indiqué dans les clauses modificatrices ci-jointes.

Virginie Ethier

Director / Directeur

2014-12-11

Date of Amendment (YYYY-MM-DD)

Date de modification (AAAA-MM-JJ)

Form 4	Formulaire 4
Articles of Amendment	Clauses modificatrices
Canada Business Corporations Act	Loi canadienne sur les sociétés par
(CBCA) (s. 27 or 177)	actions (LCSA) (art. 27 ou 177)

1	Corporate name Dénomination sociale Restaurant Brands International Inc.
2	Corporation number Numéro de la société 906066-9
3	The articles are amended as follows Les statuts sont modifiés de la façon suivante

The corporation changes the minimum and/or maximum number of directors to: Les nombres minimal et/ou maximal d’administrateurs sont modifiés pour :
Min. 3 Max. 15 The corporation makes other changes as follows: La société apporte d’autres changements aux statuts comme suit : See attached schedule / Voir l’annexe ci-jointe
4	Declaration: I certify that I am a director or an officer of the corporation. Déclaration : J’atteste que je suis un administrateur ou un dirigeant de la société.

Original signed by / Original signé par

Jill Granat
Jill Granat
305-378-3342

Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250 (1) of the CBCA).

Faire une fausse déclaration constitue une infraction et son auteur, sur déclaration de culpabilité par procédure sommaire, est passible d’une amende maximale de 5 000 $ et d’un emprisonnement maximal de six mois, ou l’une de ces peines (paragraphe 250(1) de la LCSA).

You are providing information required by the CBCA. Note that both the CBCA and the Privacy Act allow this information to be disclosed to the public. It will be stored in personal information bank number IC/PPU-049.

Vous fournissez des renseignements exigés par la LCSA. Il est à noter que la LCSA et la Loi sur les renseignements personnels permettent que de tels renseignements soient divulgués au public. Ils seront stockés dans la banque de renseignements personnels numéro IC/PPU-049.

IC 3069 (2008/04)

Schedule A

Other Changes

“The classes and the maximum number of shares that the Corporation is authorized to issue” referred to in paragraph 3 of the Articles of Continuance of the Corporation are amended as follows:

1. by increasing the authorized capital of the Corporation by the creation of a special voting share (the “Special Voting Share”) and 68,530,939 Class A 9.00% Cumulative Compounding Perpetual Preferred Shares (the “Class A Preferred Shares”); and

2. after giving effect to the foregoing, the classes and maximum number of shares that the Corporation is authorized to issue are an unlimited number of Common Shares, one Special Voting Share and 68,530,939 Class A Preferred Shares having the following rights, privileges, restrictions and conditions attached thereto (the “Common Share Provisions”, the “Special Voting Share Provisions” and the “Class A Preferred Share Provisions”, respectively):

COMMON SHARE PROVISIONS

The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

1.	Dividends

Subject to the prior rights of the holders of Class A Preferred Shares, the holders of Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and all dividends which the Corporation may declare on the Common Shares shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. No dividend shall be declared or paid on the Common Shares except as and to the extent permitted by the Class A Preferred Share Provisions.

2.	Dissolution

In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation after satisfaction of all liabilities and obligations to creditors of the Corporation and after satisfaction of the Class A Preferred Share Liquidation Preference on all Class A Preferred Shares that are Issued but Not Cancelled (as such terms are defined in the Class A Preferred Share Provisions).

3.	Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Common Share held at all meetings of the shareholders of the Corporation. The Common Shares, the Class A Preferred Shares and the Special Voting Share shall vote together as a single class.

SPECIAL VOTING SHARE PROVISIONS

The rights, privileges, restrictions and conditions attaching to the Special Voting Share are as follows:

1.	Definitions

Where used in these Special Voting Share Provisions, the following terms shall, unless there is something in the context otherwise inconsistent therewith, have the meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Common Shareholders” means the holders from time to time of Common Shares;

(b)	“Common Shares” means the common shares in the capital of the Corporation;

(c)	“Exchangeable Units” means the exchangeable units issued by the Partnership;

(d)	“Exchangeable Unit Terms” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Units;

(e)	“Partnership” means Restaurant Brands International Limited Partnership, a limited partnership formed under the laws of the Province of Ontario;

(f)	“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a governmental entity or other entity, whether or not having legal status;

(g)	“Subsidiary” means, with respect to any person, any other person of which (a) more than 50% of the outstanding voting securities are directly or indirectly owned by such person (excluding joint ventures that are neither operated nor managed by such person), or (b) such person or any subsidiary of such person is a general partner (excluding partnerships in which such party or any subsidiary of such person does not have a majority of the voting interests in such partnership); and

(h)	“Unitholders” means the holders from time to time of Exchangeable Units.

2.	Dividends

No dividend shall be payable to the holder of the Special Voting Share.

3.	Voting Rights

3.1	Entitlement to Vote and Receive Notice of Shareholder Meetings

(a) Except as otherwise provided by law, the Special Voting Share shall entitle the holder thereof to vote on all matters submitted to a vote of the Common Shareholders at any shareholders meeting (a “Meeting”) of the Corporation and to exercise the right to consent to any matter on which the written consent (a “Consent”) of the Common Shareholders is sought by the Corporation.

(b) The holder of the Special Voting Share shall be entitled to attend all shareholder meetings of the Corporation which the Common Shareholders are entitled to attend, and shall be entitled to receive copies of all notices and other materials sent by the Corporation to its Common Shareholders relating to Meetings and any Consents sought by the Corporation from its Common Shareholders. All such notices and other materials shall be sent to the holder of the Special Voting Share concurrently with delivery to the Common Shareholders.

3.2	Number of Votes

(a) With respect to any Meeting or Consent, the Special Voting Share entitles the holder thereof to cast and exercise that number of votes equal to the number of votes which would attach to the Common Shares receivable by the Unitholders upon the exchange of all Exchangeable Units outstanding from time to time (other than the Exchangeable Units held by the Corporation and its Subsidiaries) in the manner set forth in the Exchangeable Unit Terms.

(b) The determination of the number of votes attached to the Special Voting Share calculated in accordance with Section 3.2(a) shall be made as of the record date established by the Corporation or by applicable law for the determination of shareholders entitled to vote on such matter or, if no record date is established, the date such vote is taken or any consent of shareholders is obtained.

(c) Fractional votes shall not be permitted and any fractional voting rights otherwise resulting from Section 3.2(a) shall be rounded to the nearest whole number (with one-half being rounded upward).

3.3	Class Voting

(a) The Special Voting Share, the Common Shares and the Class A Preferred Shares shall vote together as a single class.

(b) The holder of the Special Voting Share shall not be entitled to vote separately as a class on a proposal to amend the articles of the Corporation to: (i) increase or decrease the maximum number of Special Voting Shares that the Corporation is authorized to issue, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the Special Voting Share; or (ii) create a new class of shares equal or superior to the Special Voting Share.

4.	Redemption

The Special Voting Share shall not be subject to redemption, except that at such time as no Exchangeable Units (other than Exchangeable Units owned by the Corporation and its Subsidiaries) shall be outstanding, the Special Voting Share shall automatically be redeemed and cancelled, with an amount equal to $1.00 due and payable to the holder of the Special Voting Share upon such redemption.

CLASS A PREFERRED SHARE PROVISIONS

The Class A 9.00% Cumulative Compounding Perpetual Preferred Shares in the capital of the Corporation (“Class A Preferred Shares”) shall have the following rights, privileges, preferences, restrictions and conditions (the “Class A Preferred Share Terms”).

Section 1. Definitions and Interpretation.

(a) Certain Definitions. As used in these Class A Preferred Share Terms:

(i) “Affiliate” of any particular person means any other person controlling, controlled by or under common control with such particular person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a person whether through the ownership of voting securities, contract or otherwise (provided that none of the Corporation or any of its subsidiaries shall be deemed an Affiliate of any Investor Group Member).

(ii) “Base Amount” means one of the following amounts, as applicable:

(A) $45.526882 per Class A Preferred Share for any payment made from and including the third anniversary of the Original Issue Date to but excluding the fourth anniversary of the Original Issue Date;

(B) $45.964640 per Class A Preferred Share for any payment made from and including the fourth anniversary of the Original Issue Date to but excluding the fifth anniversary of the Original Issue Date;

(C) $46.402399 per Class A Preferred Share for any payment made from and including the fifth anniversary of the Original Issue Date to but excluding the sixth anniversary of the Original Issue Date;

(D) $46.840157 per Class A Preferred Share for any payment made from and including the sixth anniversary of the Original Issue Date to but excluding the seventh anniversary of the Original Issue Date; and

(E) $47.277916 per Class A Preferred Share for any payment made from and including the seventh anniversary of the Original Issue Date.

(iii) “Call Amount” means $48.109657 per Class A Preferred Share.

(iv) “Board” means the board of directors of the Corporation.

(v) “Business Day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City or Toronto, Canada generally are authorized or obligated by law, regulation or executive order to close.

(vii) “Common Shares” means the common shares in the capital of the Corporation.

(viii) “Dividend Period” means the period from and including any Regular Dividend Payment Date to, but excluding the next Regular Dividend Payment Date (other than the initial Dividend Period, which shall be the period from and including the Original Issue Date to, but excluding April 1, 2015).

(ix) “Eligible Institution” means either Wells Fargo Bank, N.A. or JPMorgan Chase Bank, N.A.

(x) “Investor” means Berkshire Hathaway Inc., a Delaware corporation; and “Investor Group Member” means the Investor or any subsidiary of the Investor.

(xi) “Issued but Not Cancelled” in respect of Class A Preferred Shares, means Class A Preferred Shares that have not been cancelled in accordance with Section 4(g), including Class A Preferred Shares that have been Redeemed but Not Cancelled.

(xi) “Junior Shares” means the Common Shares and any other class or series of shares of the Corporation that ranks junior to the Class A Preferred Shares either (or both) as to the payment of dividends and/or as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

(xii) “Market Disruption Event” means any of the following events:

(a) any suspension of, or limitation imposed on, trading of Common Shares by the Relevant Exchange during any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day, whether by reason of movements in price exceeding limits permitted by the Relevant Exchange as to securities generally, or otherwise relating to the Common Shares or options contracts relating to the Common Shares on the Relevant Exchange; or

(b) any event that disrupts or impairs (as determined by the Corporation in its reasonable discretion) the ability of market participants during any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day in general to effect transactions in, or obtain market values for, the Common Shares on the Relevant Exchange or to effect transactions in, or obtain market values for, options contracts relating to the Common Shares on the Relevant Exchange.

(xiii) “Net Proceeds” means the difference between (A) the Offering Proceeds minus (B) the direct expenses for the fees and costs of the underwriters and legal counsel for the Corporation incurred and paid by the Corporation in effecting the Redemption Offering, and no other fees, expenses or other amounts.

(xiv) “Net Proceeds Redemption” means a redemption of Class A Preferred Shares using the Net Proceeds of a Redemption Offering.

(xv) “Net Proceeds Redemption Date” means, with respect to any Redemption Offering, the date of receipt by the Corporation of any Offering Proceeds from such Redemption Offering.

(xvi) “Offering Proceeds” means the gross cash proceeds of all sales of any shares of any series of Common Shares in a Redemption Offering.

(xvii) “Original Issue Date” means December 12, 2014.

(xviii) “Outstanding”, when used in relation to Class A Preferred Shares, means Class A Preferred Shares that have been issued but not Redeemed.

(xix) “Parity Shares” means any class or series of shares of the Corporation (other than Class A Preferred Shares) that both ranks equally with the Class A Preferred Shares in the payment of dividends and ranks equally with the Class A Preferred Shares in the distribution of assets on any liquidation, dissolution or winding up of the Corporation (without regard to whether dividends accrue on a cumulative or non-cumulative basis).

(xx) “Preferred Shares” means any and all classes or series of shares of the Corporation that rank senior to the Common Shares as to the payment of dividends or as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation, including the Class A Preferred Shares.

(xxi) “Redeemed”, when used in relation to Class A Preferred Shares, means Class A Preferred Shares that have been: (A) purchased or acquired by the Corporation, and cancelled in accordance with these Class A Preferred Share Terms or (B) Redeemed Subject to Final MWD or Redeemed but Not Cancelled, and “Redemption” has a corresponding meaning.

(xxii) “Redeemed but Not Cancelled” in respect of Class A Preferred Shares, means Class A Preferred Shares that have been Redeemed Subject to Final MWD and for which the final Make Whole Dividend as provided in Section 2(b)(vii) or (viii), as applicable, all Past Due Dividends in respect thereof and all Additional Dividends on such Past Due Dividends, in each case, whether or not declared, have been paid, but for which a MWD Adjustment Payment may still be required under Section 2(b)(vi) so that such shares have not yet been cancelled in accordance with Section 4(g).

(xxiii) “Redeemed Subject to Final MWD” in respect of Class A Preferred Shares, means Class A Preferred Shares for which: (A) notice of redemption has been duly given in accordance with Section 4(b); (B) the Redemption Price has been paid in accordance with Section 4(c) or, together with Additional Regular Dividends, if any, deposited with an Eligible Institution in accordance with Section 4(e), but the final Make Whole Dividend in respect of such shares has not yet been paid in accordance with Section 2(b)(vii) or (viii) as applicable.

(xxiv) “Redemption Date” means a Net Proceeds Redemption Date, an Optional Redemption Date, a Ten Year Redemption Date or the date of consummation of a Triggering Event.

(xxv) “Redemption Offering” means the issuance by the Corporation of Common Shares after the tenth anniversary of the Original Issue Date to fund a redemption of Class A Preferred Shares and/or permit the Corporation to ensure such redemption will be permitted by law in (x) an underwritten primary public offering pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission in accordance with the Securities Act (whether alone or in connection with a secondary public offering) or pursuant to a prospectus filed with the securities commission of any of the Provinces of Canada under applicable Canadian securities laws, or (y) any other primary issuance in an arm’s length transaction with parties other than Investor or its Affiliates.

(xxvi) “Relevant Exchange” means the New York Stock Exchange or the principal U.S. national or regional securities exchange (which, for the avoidance of doubt, may include the Nasdaq Stock Market) on which the Common Shares are listed or quoted, or if the Common Shares are not listed or quoted on any such exchange, Pink Sheets LLC or similar U.S. over-the-counter organization on which the Common Shares are listed or quoted in dollars.

(xxvii) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(xxviii) “Special Voting Share” means the special voting share in the capital of the Corporation.

(xxix) “Trading Day” means a Business Day on which the Relevant Exchange is scheduled to be open for business and on which there has not occurred a Market Disruption Event.

(xxx) “VWAP per Common Share” on any Trading Day means the per share volume-weighted average price as displayed under the heading Bloomberg VWAP on Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably chosen by the Corporation) page QSR-W US Equity VWAP (or its equivalent successor if such page is not available) in respect of the period from the open of trading on the relevant Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, the market price of one share of the Common Shares on such Trading Day determined, using a volume-weighted average method, by a nationally recognized investment banking firm (unaffiliated with the Corporation) retained for this purpose by the Corporation).

(b) In addition, the following terms are defined in the Sections referred to below:

Term	Section
“Additional Dividends”	Section 2(a)
“Additional Regular Dividends”	Section 4(c)
“Class A Preferred Share Liquidation Preference”	Section 3(a)
“Code”	Section 2(b)(iii)
“Dividend Payment Date”	Section 2(a)
“Dividend Record Date”	Section 2(a)
“Liquidation Preference”	Section 3(b)
“Make Whole Dividend”	Section 2(b)(i)
“MWD Adjustment Payment”	Section 2(b)(vi)
“MWD Deadline”	Section 2(b)(iv)
“Optional Redemption Date”	Section 4(a)
“Past Due Dividend”	Section 2(a); 2(b)(iv)
“Redemption Price”	Section 4(a)
“Regular Dividend Payment Date”	Section 2(a)
“Regular Quarterly Dividend”	Section 2(a)
“Surrender”	Section 4(c)
“Ten Year Redeemed Shares”	Section 4(h)
“Ten Year Redemption Date”	Section 4(h)
“Ten Year Redemption Request”	Section 4(h)
“Triggering Event”	Section 4(j)
“Triggering Event Redemption Notice”	Section 4(j)

(c) Other.

(i) Unless otherwise indicated, references to “Sections” or “sections” in these Class A Preferred Share Terms refer to sections of these Class A Preferred Share Terms unless the context clearly indicates otherwise.

(ii) Section, subsection and paragraph headings used in these Class A Preferred Share Terms are for convenience of reference only, and shall not affect the construction of these Class A Preferred Share Terms in limitation of the rights of holders of Class A Preferred Shares.

(iii) All references to “$” or “dollars” mean the lawful currency of the United States of America.

Section 2. Dividends.

(a) Rate, Accrual and Payment. Holders of Class A Preferred Shares, in preference to the holders of shares of Common Shares and Junior Shares of the Corporation as provided in these Class A Preferred Share Terms, shall be entitled to receive, on each Class A Preferred Share, cumulative cash dividends payable quarterly in arrears on each January 1, April 1, July 1 and October 1 (each, a “Regular Dividend Payment Date”), commencing on April 1, 2015; provided, however, that if any Regular Dividend Payment Date occurs on a day that is not a Business Day, then any dividend otherwise payable on such Regular Dividend Payment Date will instead be payable on the immediately succeeding Business Day, without any adjustment to the amount payable (and each such succeeding Business Day, when applicable and, in every other case, each Regular Dividend Payment Date is referred to herein as a “Dividend Payment Date”). Dividends on each Class A Preferred Share shall accrue daily on a cumulative basis at a per annum rate of 9.00% on the amount of $43.775848 per Class A Preferred Share, whether or not declared by the Board, and will be payable quarterly in arrears in cash on each Dividend Payment Date (such quarterly amount for a full Dividend Period, the “Regular Quarterly Dividend”), when, as and if declared by the Board. If a Regular Quarterly Dividend is not declared in full by the Board or is not paid in full by a Dividend Payment Date to the holders of all Class A Preferred Shares, from and after such Dividend Payment Date such unpaid amount shall be a “Past Due Dividend”. In addition to the Regular Quarterly Dividends, dividends (“Additional Dividends”) on each Class A Preferred Share shall accrue daily on a cumulative basis at a per annum rate of 9.00% on the amount of all Past Due Dividends (including, for the avoidance of doubt, Past Due Dividends described in Section 2(b)(iv)) with respect to such Class A Preferred Share, compounded quarterly on each Dividend Payment Date, whether or not declared by the Board (and upon such compounding, such Additional Dividends shall be added to and shall constitute Past Due Dividends hereunder), until the date the same are declared by the Board and paid in cash to the holders of the Class A Preferred Shares.

Dividends accrued and/or payable on the Class A Preferred Shares in respect of any Dividend Period (other than the initial Dividend Period) shall be computed on the basis of a 360-day year consisting of twelve 30-day months. The amount of dividends accrued and/or payable with respect to the Class A Preferred Shares on any date prior to the end of a Dividend Period, or in respect of the initial Dividend Period, shall be computed on the basis of a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month.

Dividends paid in cash on Class A Preferred Shares on any Dividend Payment Date will be payable to holders of record of Class A Preferred Shares as they appear on the share ledger of the Corporation on the applicable record date, which record date shall be the 15th calendar day before such Regular Dividend Payment Date or such other record date fixed by the Board that does not precede the date upon which the resolution fixing the record date is adopted, and is not more than 60 days prior to such Regular Dividend Payment Date (each, a “Dividend Record Date”). A Dividend Record Date shall not be required to be on a Business Day. All dividends payable in cash with respect to the Class A Preferred Shares shall be payable in dollars.

(b) Make Whole Dividend.

(i) For each fiscal year of the Corporation during which any Class A Preferred Shares are Outstanding, beginning with the year that includes the third anniversary of the Original Issue Date, in addition to the dividends payable pursuant to Section 2(a), the Corporation shall pay to the holder of the Class A Preferred Shares (at the Corporation’s option, in cash, Common Shares or in any combination thereof) an additional amount (a “Make Whole Dividend”) such that (x) such holder’s internal rate of return, determined as of the end of each such year on its investment in the Class A Preferred Shares, (A) taking into account all amounts received by such holder in respect of the Class A Preferred Shares, including all prior Make Whole Dividends through the end of such year, (B) assuming each Class A Preferred Share then Outstanding had been redeemed on the last day of such year at the Call Amount, and (C) taking into account all U.S. federal income taxes paid or accrued by such holder with respect to amounts included in the income of such holder from time to time as dividends on the Class A Preferred Shares through the end of such year (including U.S. federal income taxes payable as a result of the Make Whole Dividends, as well as additional U.S. federal income taxes, if any, that would be payable as a result of such redemption), is equal to (y) such holder’s internal rate of return determined in accordance with clause (x), but determined (A) without regard to the Make Whole Dividends and amounts related thereto, (B) by assuming that such holder was subject to U.S. federal income tax at a 14.175% rate on dividends with respect to the Class A Preferred Shares for the entire period from the Original Issue Date through the date of redemption and (C) by assuming that the redemption price from and after the third anniversary of the Original Issue Date of the Class A Preferred Shares is the Base Amount for the relevant period; provided, that if any Common Shares to be paid by the Corporation as part of a Make Whole Dividend pursuant to this Section 2(b) would at the time of such payment be “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act, then the Corporation will make such Make Whole Dividend payment in Common Shares only if resales thereof are covered by an effective registration statement; provided, further, that any Common Shares shall be valued for purposes of this Section 2(b)(i) at 97% of the average of the VWAP per Common Share over each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the date on which such shares are delivered.

(ii) In the event the amount determined under Section 2(b)(i)(x) for the holder of Class A Preferred Shares for any fiscal year exceeds the amount determined under Section 2(b)(i)(y) for such year, succeeding Make Whole Dividends for such holder hereunder shall be reduced so as to cause such amounts to be equal. In the event succeeding Make Whole Dividends with respect to such holder are insufficient to account for such adjustments, such amounts shall be deducted from any redemption or liquidation proceeds otherwise payable to such holder, as provided herein.

(iii) For purposes of determining the amount described in Section 2(b)(i)(x):

(A) U.S. federal income taxes shall be computed using the highest marginal rate at which dividends are subject to tax for a non-life insurance company organized in the United States for each year in question, but in no event greater than 35%;

(B) there shall only be taken into account items of income and gain attributable to the investment in the Class A Preferred Shares;

(C) dividends shall be deemed included in taxable income and taxes shall be deemed paid with respect thereto on the last day of each taxable year; and

(D) all foreign tax credits under Sections 901 and 902 of the Code attributable to amounts included in income as dividends on the Class A Preferred Shares shall be taken into account, to the extent such credits would have been used during any year of determination based on the assumptions set forth in clauses (A), (B) and (C) of this paragraph.

(iv) The Make Whole Dividend for each year shall be paid no later than 75 days after the close of such year (such 75th day, the “MWD Deadline”). If a Make Whole Dividend (including a final Make Whole Dividend pursuant to Section 2(b)(vii) or 2(b)(viii)) is not paid in full on or by the applicable MWD Deadline then, from and after such MWD Deadline such unpaid amount (including, for the avoidance of doubt, the underpaid amount of any Make Whole Dividend) shall be a “Past Due Dividend”, and Additional Dividends will accrue thereon, compound and become Past Due Dividends as described in Section 2(a). For the avoidance of doubt, all Past Due Dividends and Additional Dividends shall be payable solely in cash.

(v) The holder of the Class A Preferred Shares and the Corporation shall provide each other within 30 days of the end of each year with sufficient information to calculate the Make Whole Dividend for such holder for such year, and the Corporation shall provide to such holder, no later than each MWD Deadline, reasonable detail as to the basis for its calculation of the applicable Make Whole Dividend. The Make Whole Dividend shall be computed based on information provided by the Corporation regarding underlying foreign tax credits associated with dividends paid under the Class A Preferred Shares and included in such holder’s taxable income, and such information shall be presumed correct in the absence of manifest error, subject, however, to the requirements of Section 2(b)(vi) following a final determination. The Corporation and such holder shall file all tax returns consistent with such computation.

(vi) In the event of any final determination (within the meaning of Section 1313 of the Code, a “final determination”) pursuant to an audit or other proceeding that would affect the computation of one or more Make Whole Dividends, the Corporation or such holder, as applicable, shall pay to the other the amount of any overpayment or underpayment of such amount, together with interest accrued daily on a cumulative basis at a per annum rate of 9.00% (such payment, a “MWD Adjustment Payment)”. Notwithstanding any other provision hereof, but subject to Section 2(b)(ix), the rights and obligations of the Corporation and the relevant holder, as applicable, to receive or make a MWD Adjustment Payment with respect to any Make Whole Dividend shall, notwithstanding the Redemption of the Class A Preferred Shares giving rise to such Make Whole Dividend, survive until both (i) the seventh anniversary of the payment of such Make Whole Dividend has occurred and (ii) any such MWD Adjustment Payment resulting from a final determination that has been made as of such seventh anniversary has been paid, unless such rights and obligations are sooner terminated by the completed liquidation of the Corporation in accordance with Section 3. All MWD Adjustment Payments required to be paid hereunder shall be paid in cash in dollars.

(vii) In the event of a redemption of all Class A Preferred Shares Outstanding at the time of such redemption or a liquidation, dissolution or winding up of the affairs of the Corporation (for purposes of this paragraph, a “liquidation”), a final Make Whole Dividend for the year of redemption or liquidation shall be computed as provided in Section 2(b)(i), (ii), (iii) and (v) but (A) without regard to the assumed redemption provided in Section 2(b)(i)(x)(B), (B) treating any redemption or liquidation payment as an amount received for purposes of Section 2(b)(i)(x)(A), and (C) treating the relevant Base Amount as an amount received in such redemption or liquidation at the time of such redemption or liquidation for purposes of Section 2(b)(i)(y). Such final Make Whole Dividend shall be paid no later than the MWD Deadline for the year of redemption or liquidation. Notwithstanding anything to the contrary herein, such redemption or liquidation shall not be considered completed until such final Make Whole Dividend, all Past Due Dividends in respect thereof and all Additional Dividends on such Past Due Dividends, in each case, whether or not declared, have been paid.

(viii) In the event of a redemption during any year of less than all of the Class A Preferred Shares then Outstanding, the Make Whole Dividend for such year shall be computed separately with respect to the Class A Preferred Shares subject to such redemption and as provided in Section 2(b)(vii). Notwithstanding anything to the contrary herein, such redemption shall not be considered completed until such final Make Whole Dividend, all Past Due Dividends in respect thereof and all Additional Dividends on such Past Due Dividends, in each case, whether or not declared, have been paid. For the avoidance of doubt, Make Whole Dividends for years following the year for which the final Make Whole Dividend with respect to any Class A Preferred Share subject to a redemption is calculated shall be calculated without regard to such Class A Preferred Share.

(ix) The rights of the holder of the Class A Preferred Shares set out in this Section 2(b) shall terminate and be of no further force and effect if and at the time that 100% of the Issued but Not Cancelled Class A Preferred Shares are no longer held by any one Investor Group Member.

(c) Priority of Dividends. If any Class A Preferred Share is (x) Outstanding or is (y) Redeemed Subject to Final MWD and is not Redeemed but Not Cancelled, no dividend shall be declared or paid on the Common Shares, any other share of Junior Shares or any Parity Shares, and no Common Shares, other Junior Shares or Parity Shares shall be purchased, redeemed or otherwise acquired for consideration by the Corporation or any of its subsidiaries, directly or indirectly, unless on the date of such declaration, payment, purchase, redemption or other acquisition for consideration (i) all Past Due Dividends, accrued and unpaid Additional Dividends to the date of payment of such Past Due Dividends, and unpaid Make Whole Dividends for all prior fiscal years (including the final Make Whole Dividend if applicable) that have become payable, all Past Due Dividends in respect of any Make Whole Dividend and all Additional Dividends described in Section 2(b)(iv), with respect to all such Class A Preferred Shares, shall have been declared and paid in full and (ii) an amount equal to the full Regular Quarterly Dividend for all Outstanding Class A Preferred Shares for the then-current Dividend Period shall have been declared and paid in full (or declared and such amount shall have been deposited by the Corporation in trust for the pro rata benefit of the holders of Class A Preferred Shares on the applicable record date therefor with an Eligible Institution). The foregoing sentence shall not prohibit purchases, redemptions or other acquisitions of Common Shares in connection with cashless exercises of options and similar actions under any equity incentive plan

(including any stock option plan) of the Corporation in the ordinary course of business. If holders of at least a majority of the Outstanding Class A Preferred Shares have delivered a Ten Year Redemption Request pursuant to Section 4(h) or a Triggering Event Redemption Notice pursuant to Section 4(j), no dividend shall be declared or paid on the Common Shares or any other share of Junior Shares (except that dividends declared on the Common Shares or any other Junior Shares prior to the date of such delivery may be paid), and no Common Shares or other Junior Shares shall be purchased, redeemed or otherwise acquired for consideration by the Corporation or any of its subsidiaries, directly or indirectly, unless on the date of such declaration, payment, purchase, redemption or other acquisition for consideration all Ten Year Redeemed Shares subject to such Ten Year Redemption Request or all Class A Preferred Shares subject to such Triggering Event Redemption Notice, as the case may be, have been redeemed in full in accordance with Section 4(h) or 4(j), as the case may be.

Section 3. Liquidation Rights.

(a) Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Class A Preferred Shares shall be entitled to receive, in accordance with the last sentence of Section 4(a), for each Class A Preferred Share that is Issued but Not Cancelled, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) available for distribution to shareholders of the Corporation, and after satisfaction of all liabilities and obligations to creditors of the Corporation, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Shares, other Junior Shares or any other shares of the Corporation ranking junior to the Class A Preferred Shares as to such distribution, payment in full in cash in an amount equal to the sum of (i) for each Outstanding Class A Preferred Share, the Call Amount, plus (ii) for each Class A Preferred Share that is Issued but Not Cancelled, the accrued and unpaid dividends per share, including any and all Past Due Dividends and Additional Dividends on such Past Due Dividends, in each case, whether or not declared, to each date of payment, unpaid Make Whole Dividends for all prior fiscal years and the final Make Whole Dividend, all Past Due Dividends in respect of any Make Whole Dividend, all Additional Dividends described in Section 2(b)(iv), and all unpaid MWD Adjustment Payments payable by the Corporation resulting from a final determination that has been made at or prior to the time of the liquidation, dissolution or winding up, in each case, whether or not declared (such sum, the “Class A Preferred Share Liquidation Preference”).

(b) Partial Payment. If in any distribution described in this Section 3 the assets of the Corporation or proceeds thereof are not sufficient to pay in full the aggregate Class A Preferred Share Liquidation Preference and the aggregate Liquidation Preferences (as defined below) of all Parity Shares, the amounts paid to the holders of Class A Preferred Shares and to the holders of Parity Shares shall be paid pro rata in accordance with the respective aggregate Class A Preferred Share Liquidation Preference and the aggregate Liquidation Preference of such Parity Shares. The “Liquidation Preference” of Parity Shares means the amount otherwise payable to the holders of such Parity Shares with respect to any distribution described in this Section 3 (assuming no limitation on the assets of the Corporation available for such distribution), including the amount of declared but unpaid dividends to the extent provided in the Articles of the Corporation with respect to such Parity Shares.

(c) Residual Distributions. If the Class A Preferred Share Liquidation Preference has been paid in full on all Class A Preferred Shares that are Issued but not Cancelled to each respective holder thereof, the holders of other shares of the Corporation shall be entitled to receive all remaining assets of the Corporation (or proceeds thereof) according to their respective rights and preferences.

(d) Merger, Amalgamation, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 3, but subject to Section 4(j), the merger, amalgamation or consolidation of the Corporation with any other corporation or other entity, including a merger, amalgamation or consolidation in which the holders of Class A Preferred Shares receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

Section 4. Redemption.

(a) Optional Redemption. The Corporation may not redeem the Class A Preferred Shares for the first three years following the Original Issue Date. On or after the third anniversary of the Original Issue Date, the Corporation may, at its option, redeem, in whole at any time or in part from time to time, Class A Preferred Shares at the time Outstanding, upon notice given as provided in Section 4(b), at a redemption price paid in cash for each Class A Preferred Share redeemed equal to the sum of (i) the Call Amount per share, plus (ii) the accrued and unpaid dividends on such share, including any and all Past Due Dividends and Additional Dividends on such Past Due Dividends, in each case, whether or not declared, to the date of payment, and unpaid Make Whole Dividends for all prior fiscal years, all Past Due Dividends in respect of any Make Whole Dividend and all Additional Dividends described in Section 2(b)(iv), in each case, whether or not declared (such sum, the “Redemption Price,” and such date of payment, the “Optional Redemption Date”). Any redemption of less than all of the Class A Preferred Shares at the time Outstanding pursuant to an optional redemption shall be in an amount of not less than 6,853,094 Class A Preferred Shares. Notwithstanding anything to the contrary herein, the Redemption Price and the Class A Preferred Share Liquidation Preference shall be calculated on an aggregate basis for each holder entitled to receive the payment thereof.

(b) Notice of Redemption. Notice of every redemption of Class A Preferred Shares shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption, in the event of an optional redemption pursuant to Section 4(a) or a Ten Year Redemption Date, on the date of receipt of Offering Proceeds in the event of a Net Proceeds Redemption or on the date of consummation of a Triggering Event. Any notice mailed as provided in this Section 4(b) shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of Class A Preferred Shares called for redemption shall not affect the validity of the redemption of any other Class A Preferred Shares, nor shall it excuse the Corporation from its obligation to redeem Class A Preferred Shares to the extent required hereunder. Each notice of redemption given to a holder shall state: (1) the Redemption Date; (2) the number of Class A Preferred Shares to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the aggregate Redemption Price; and (4) the place or places where certificates for such shares are to be surrendered against payment of the Redemption Price.

(c) Redemption Generally. The Redemption Price for any Class A Preferred Share called for redemption shall be payable in cash on the Redemption Date to the holder of such share against surrender of the certificate(s) evidencing such share to the Corporation (or, if such holder alleges that such certificate has or certificates have been lost, stolen or destroyed, upon delivery of a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) (such surrender or delivery of affidavit and indemnity agreement, a “Surrender” of such Class A Preferred Shares). Any declared but unpaid dividends payable on a Redemption Date that occurs subsequent to the Dividend Record Date for a Dividend Period (“Additional Regular Dividends”) shall not be paid to the holder entitled to receive the Redemption Price on the Redemption Date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 2.

(d) Partial Redemption. In case of any redemption of fewer than all of the Class A Preferred Shares at the time Outstanding, and if there is more than one holder, the Class A Preferred Shares required to be redeemed shall be redeemed on a pro rata basis. If fewer than all the Class A Preferred Shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof promptly following the Redemption Date.

(e) Deposit with Eligible Institution. If notice of redemption has been duly given but the holder of any Class A Preferred Shares to be redeemed does not Surrender its Class A Preferred Shares, then the Corporation may deposit, on or before the Redemption Date specified in such notice all funds necessary for the payment of the aggregate Redemption Price (plus Additional Regular Dividends, if any) in trust for the pro rata benefit of the holders of the shares called for redemption, with an Eligible Institution, so as to be and continue to be available solely therefor. Any funds unclaimed at the end of three years from the Redemption Date shall, to the fullest extent permitted by law, be released by such Eligible Institution (or its successor, which must also be an Eligible Institution) to the Corporation, after which time the holders of the shares so called for redemption shall look only to the Corporation for payment of the Redemption Price of such shares or the Additional Regular Dividend, if any, with respect to such shares.

(f) Effectiveness of Redemption. From and after the Redemption Date with respect to Class A Preferred Shares that are Redeemed Subject to Final MWD, all Regular Quarterly Dividends and Additional Dividends on such Regular Quarterly Dividends shall cease to accrue on such shares and, with respect to voting, such shares shall have only the rights set forth in Section 7(d). Upon Class A Preferred Shares becoming Redeemed but Not Cancelled, all obligations of the Corporation, and all rights of the respective holders, with respect to such shares shall forthwith cease and terminate, except only (A) the right (together with the obligation) of the Corporation and the respective holders to receive or pay MWD Adjustment Payments under Section 2(b)(vi), and (B) the obligations and rights set forth in Section 7(d) and the third sentence of Section 4(j).

(g) Cancellation of Redeemed Shares. Each Class A Preferred Share that is purchased or acquired by the Corporation (for greater certainty, other than shares that are Redeemed Subject to Final MWD or Redeemed but Not Cancelled) shall be cancelled. Notwithstanding anything to the contrary herein, no Class A Preferred Share called for redemption (which for greater certainty shall include a required redemption in the event of a Triggering Event as contemplated in Section 4(j)) shall be cancelled unless and until: (i) it has been Redeemed but Not Cancelled and (ii) the Corporation and the holder of such share no longer have any right or obligation with respect to any MWD Adjustment Payment attributable to such share as provided in Section 2(b)(vi). Each Redeemed but Not Cancelled Class A Preferred Share shall remain issued until cancelled in accordance with this Section 4(g). From and after the time a Class A Preferred Share is Redeemed Subject to Final MWD, until such share is cancelled in accordance with the foregoing, the ownership of such share shall remain on the share register of the Corporation and such holder shall remain the holder thereof until such shares are so cancelled, provided that upon such share becoming Redeemed but not Cancelled its rights shall be limited to the rights enumerated in Section 4(f). Each Class A Preferred Share that is cancelled in accordance with this Section 4(g) may not be reissued by the Corporation.

(h) Redemption at Option of the Holders Following Tenth Anniversary. If after the tenth anniversary of the Original Issue Date the holders of not less than a majority of the Outstanding Class A Preferred Shares deliver to the Secretary of the Corporation a notice of request for redemption pursuant to this Section 4(h) (a “Ten Year Redemption Request”), the Corporation shall, to the fullest extent permitted by law, redeem all of the Outstanding Class A Preferred Shares of such holders (the “Ten Year Redeemed Shares”) at a price equal to the Redemption Price for each Ten Year Redeemed Share on a date that is not more than 90 days after the date of such notice (such date, the “Ten Year Redemption Date”). If necessary to pay all or a portion of the aggregate Redemption Price, the Corporation shall (i) take any action necessary or appropriate to cause the occurrence of one or more Redemption Offerings to redeem on each Net Proceeds Redemption Date from the Net Proceeds of a Redemption Offering the maximum number of Ten Year Redeemed Shares that it is able to redeem in cash from such Net Proceeds, at a price equal to the Redemption Price for each Ten Year Redeemed Share, upon notice given to all holders of Ten Year Redeemed Shares as provided in Section 4(b) of these Class A Preferred Share Terms. For the avoidance of doubt, if Net Proceeds from a Redemption Offering are insufficient to redeem all Outstanding Ten Year Redeemed Shares, the Net Proceeds of each successive Redemption Offering shall be applied to redeem Ten Year Redeemed Shares, at the Redemption Price, until all Outstanding Ten Year Redeemed Shares have been redeemed. For the purpose of determining whether redemption is permitted by law, the Corporation shall value its assets at the highest amount permissible under applicable law.

(i) Selection of Underwriters. If holders of Outstanding Class A Preferred Shares elect to force a Redemption Offering as provided in Section 4(h) above, the Corporation shall retain investment banker(s) of such holders’ choosing to serve as lead underwriter(s). All fees and expenses of the Redemption Offering and the redemption of Class A Preferred Shares will be for the account of the Corporation.

(j) Redemption at the Option of the Holders in the Event of a Triggering Event. In the event that a Triggering Event (as defined below) is announced, the holders of not less than a majority of the Outstanding Class A Preferred Shares may give notice within 15 days of such announcement to the Secretary of the Corporation (a “Triggering Event Redemption Notice”). Upon receipt of a Triggering Event Redemption Notice, the Corporation shall, to the fullest extent permitted by law, redeem all of the Outstanding Class A Preferred Shares of such holders at a price equal to the Redemption Price for each such Class A Preferred Share on the date of the consummation of the Triggering Event. The Corporation shall take such steps as may be necessary or desirable to ensure that any transaction that may result in a Triggering Event shall preserve and not impair the right of the holder of the Class A Preferred Shares to receive the final Make Whole Dividend, Past Due Dividends in respect thereof and Additional Dividends on such Past Due Dividends and the right or obligation of the Corporation or the holder of the Class A Preferred Shares to receive or pay (as applicable) any MWD Adjustment Payment. For this purpose, a “Triggering Event” means the occurrence of one or more of the following: (a) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any merger, amalgamation, arrangement, consolidation or reorganization) if the Corporation’s stockholders constituted immediately prior to such transaction or series of related transactions hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity; (b) the closing of the transfer, in one transaction or a series of related transactions, to a person or entity (or a group of persons or entities) of the Corporation’s securities if, after such closing, the Corporation’s stockholders constituted immediately prior to such transaction or series of related transactions hold less than fifty percent (50%) of the voting power of the Corporation or its successor; or (c) a sale, license or other disposition (in one transaction or a series of related transactions) of all or substantially all of the assets of the Corporation.

Section 5. Certain Other Provisions Relating to Ranking. If any Class A Preferred Share is (x) Outstanding or is (y) Redeemed Subject to Final MWD and is not Redeemed but Not Cancelled, no other class or series of shares of the Corporation shall (a) rank equally with or senior to the Class A Preferred Shares in the payment of dividends (without regard to whether dividends accrue on a cumulative or non-cumulative basis) and rank equally with, junior to or senior to the Class A Preferred Shares with respect to the distribution of assets on any liquidation, dissolution or winding up of the Corporation or (b) rank equally with or senior to the Class A Preferred Shares with respect to the distribution of assets on any liquidation, dissolution or winding up of the Corporation and rank equally with, junior to or senior to the Class A Preferred Shares in the payment of dividends (without regard to whether dividends accrue on a cumulative or non-cumulative basis).

Section 6. Conversion. Class A Preferred Shares shall not be convertible into any other securities.

Section 7. Voting Rights.

(a) General. Except as otherwise expressly provided in these Class A Preferred Share Terms, or as provided by applicable law, the holders of Class A Preferred Shares shall be entitled to (i) receive notice of and to attend all meetings of the shareholders of the Corporation that the holders of the Common Shares are entitled to attend, (ii) receive copies of all notices and other materials sent by the Corporation to its shareholders relating to such meetings, and (iii) vote at such meetings. The holders of the Class A Preferred Shares shall have one vote for each Class A Preferred Share held at all such meetings. Except as otherwise required by law or as provided in Section 7(b), the Common Shares, the Class A Preferred Shares and the Special Voting Share shall vote together as a single class.

(b) Class A Preferred Shares Voting Rights as to Particular Matters. In addition to any other vote or consent of shareholders required by law, by these Class A Preferred Share Terms or by the Articles of the Corporation, the vote or consent of the holders of a majority of (x) the Class A Preferred Shares at the time Outstanding and (y) if applicable pursuant to Section 7(d), the Class A Preferred Shares at the time Redeemed Subject to Final MWD, voting in person or by proxy and separately as a class, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating any of the following, whether by merger, amalgamation, arrangement, consolidation or otherwise, and any of the following taken, whether by merger, amalgamation, arrangement, consolidation, or otherwise, without such consent or vote shall be null and void ab initio, and of no force or effect:

(i) Authorization, Creation or Issuance of Shares of the Corporation. Any amendment or alteration of the articles of the Corporation to (A) authorize or create, or increase the authorized amount of, any shares of any class or series of shares of the Corporation, or the issuance of any shares of any class or series of shares of the Corporation, in each case, ranking senior to or equally with the Class A Preferred Shares with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Corporation, or having or sharing any voting or consent rights with respect to any matter described in this Section 7(b) or (B) decrease the authorized amount of Common Shares;

(ii) Authorization or Issuance of Additional Class A Preferred Shares or Certain Other Shares. The authorization or issuance of (or obligation to issue) (A) any Class A Preferred Shares in addition to the 68,530,939 Class A Preferred Shares authorized and issued on the Original Issue Date, (B) any shares of any class or series of shares of the Corporation constituting Parity Shares or ranking senior to the Class A Preferred Shares with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Corporation, or (C) any shares of any class or series of shares of the Corporation that is not perpetual and has a term that ends on or before the eleventh anniversary of the Original Issue Date, or provides for mandatory redemption thereof on any date on or before the eleventh anniversary of the Original Issue Date, or provides for any right of the holder thereof, whether or not contingent on the occurrence of any event, the passage of time, or any other circumstance, to put such shares to the Corporation or otherwise cause or require the purchase of such shares by the Corporation on or before the eleventh anniversary of the Original Issue Date, or that is convertible or exchangeable into any of the foregoing;

(iii) Amendments. Any amendment, alteration or repeal of any provision of these Class A Preferred Share Terms or the articles or bylaws of the Corporation that affects or changes the rights, preferences, privileges or powers of the Class A Preferred Shares, including, without limitation, the defined terms in the Articles of the Corporation as used with respect to the Class A Preferred Shares; and

(iv) Share Exchanges, Reclassifications, Mergers, Amalgamations and Consolidations. Any consummation of a binding share exchange or reclassification involving the Class A Preferred Shares, or of a merger, amalgamation, arrangement or consolidation of the Corporation with another corporation or other entity, unless as a result thereof (x) the Class A Preferred Shares remain outstanding or are converted into or exchanged for preference securities of the surviving entity with rights, preferences, privileges and powers substantially identical to those of the Class A Preferred Shares (taking into account the extent to which any such shares have been Redeemed), and (y) there is no other class or series of equity outstanding that would not be permitted to be issued and outstanding pursuant to Section 5 or that would require the approval of holders of Class A Preferred Shares as provided in this Section 7(b) if the same were to be issued by the Corporation on the date of consummation of such exchange, reclassification, merger, amalgamation, arrangement or consolidation (provided, that if pursuant to such transaction the holders of Class A Preferred Shares hold preference securities in a surviving entity, the equity of such surviving entity shall also comply with the requirements of this clause (y)).

(c) No Voting Parity Shares. No other class or series of shares of the Corporation shall have or share any voting or consent rights with the holders of Class A Preferred Shares with respect to any matter described in Section 7(b).

(d) Changes After Redemption. From and after the time that any Class A Preferred Share has been Redeemed Subject to Final MWD but prior to such share being Redeemed but Not Cancelled, no vote or consent of the holder of such share shall be required pursuant to Section 7(a) or 7(b), other than Sections 7(b)(ii)(A) and 7(b)(iii), and the holder of such share shall be deemed to waive any other voting rights it may have under applicable law in respect of such share. From and after the time that any Class A Preferred Share has been Redeemed but Not Cancelled, no vote or consent of the holder of such share shall be required pursuant to Sections 7(a) or 7(b), and the holder of such share shall be deemed to waive any other voting rights it may have under applicable law in respect of such share. The Corporation shall ensure that any transaction referred to in Section 7(b) shall preserve and not impair the right of the holder of Class A Preferred Shares that have been Redeemed Subject to Final MWD to receive the final Make Whole Dividend, Past Due Dividends in respect thereof and Additional Dividends on such Past Due Dividends and the right or obligation of the Corporation or the holder of such Class A Preferred Shares to receive or pay (as applicable) any MWD Adjustment Payment.

Section 8. Class A Preferred Shares Equal. Each Class A Preferred Share shall be identical in all respects to every other Class A Preferred Share.

Section 9. Notices. All notices or communications in respect of Class A Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in these Class A Preferred Share Terms.

Section 10. Replacement Certificates. The Corporation shall replace any mutilated certificate at the holder’s expense upon surrender of that certificate to the Corporation. The Corporation shall replace certificates that become destroyed, stolen or lost at the holder’s expense upon delivery to the Corporation of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be reasonably required by the Corporation.

Section 11. Other Rights. The Class A Preferred Shares shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or as provided by applicable law.

Schedule B

Other Changes

The Articles of the Corporation are amended as follows:

1. by deleting the “Restrictions on share transfers” referred to in paragraph 4 of the Articles of Continuance of the Corporation in its entirety and substituting therefor the following:

“None.”

2. by deleting the “Other Provisions” referred to in paragraph 8 of the Articles of Continuance of the Corporation in its entirety and substituting therefor the following:

“The board of directors of the Corporation may, at any time and from time to time, by resolution appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next following annual meeting of shareholders of the Corporation, provided that the total number of directors so appointed by the board of directors of the Corporation during the period between any two annual meetings of shareholders of the Corporation shall not exceed one-third of the number of directors elected at the earlier of such two annual meetings of shareholders of the Corporation.”